AVINO SILVER & GOLD MINES LTD.

Interim Consolidated Financial Statements

For the nine months ended September 30, 2008

(unaudited)

Notice to Readers: Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company and have not been reviewed by the Company’s independent auditor.

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	December 31,
As at:	2008	2007
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$3,867,748	$6,342,481
Interest receivable	72,064	19,183
Taxes recoverable	614,757	394,549
Prepaid expenses and accounts receivable	21,703	32,317
Amounts due from related companies (Note 9(b))	-	-

	4,576,272	6,788,530

Property, Plant & Equipment	1,176,430	1,085,390
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 6)	14,878,705	13,096,805
Investments in Related Companies (Note 7)	183,174	214,715

	$20,820,081	$21,190,940

LIABILITIES
Current
Accounts payable and accrued liabilities	$471,822	$520,710
Amounts due to related parties (Note 9(c))	165,442	176,788

	637,264	697,498

Future income tax liability	1,834,916	1,834,916

	2,472,180	2,532,414
SHAREHOLDERS' EQUITY
Share Capital (Note 8(a))	33,112,072	33,112,072
Contributed Surplus	7,678,390	7,287,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)

	40,688,593	40,297,945

Accumulated other comprehensive income	(26,911)	4,630
Deficit	(22,313,781)	(21,644,049)

	(22,340,692)	(21,639,419)

	18,347,901	18,658,526

	$20,820,081	$21,190,940

Nature of Operations – Note 1
Subsequent Events – Note 12

Approved by the Board of Directors:

“Louis Wolfin”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Nine Months Ended,
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007

Operating and Administrative Expenses
Amortization	$75	$2,372	$1,125	$7,117
General exploration	10,013	1,323	19,777	25,004
Management fees	24,000	24,000	72,000	72,000
Office and miscellaneous	14,394	46,662	88,522	131,663
Professional fees	5,536	30,475	69,006	103,830
Regulatory and compliance fees	7,853	1,489	24,058	19,994
Salaries and benefits	27,426	28,847	83,920	76,864
Shareholder and investor relations	34,548	70,927	170,551	231,848
Stock-based compensation	-	-	382,800	-
Travel and entertainment	6,472	27,075	33,694	55,178

	(130,317)	(233,170)	945,453	(723,498)

Other income (expenses)
Interest income	38,692	98,108	124,418	302,260
Foreign exchange gain (loss)	256,458	(97,352)	151,303	(51,844)

LOSS FOR THE PERIOD	$164,833	$(232,414)	$(669,732)	$(473,082)

Other comprehensive income
Unrealized gain (loss) on
marketable securities (Note 7)	(49,456)	(38,221)	(31,541)	(13,784)

TOTAL COMPREHENSIVE LOSS	$115,377	$(270,635)	$(701,273)	$(486,866)

BASIC AND DILUTED LOSS
PER SHARE	$0.01	$(0.01)	$(0.03)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	20,584,727	20,584,727	20,584,727	20,584,727

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Deficit
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Nine Months Ended,
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007

OPENING DEFICIT	$(22,478,614)	$(20,998,854)	$(21,644,049)	$(20,758,186)
Net loss for the period	164,833	(232,414)	(669,732)	(473,082)

CLOSING DEFICIT	$(22,313,781)	$(21,231,268)	$(22,313,781)	$(21,231,268)

Consolidated Statements of Accumulated Other Comprehensive Income
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Nine Months Ended,
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007

OPENING ACCUMULATED OTHER
COMPREHENSIVE INCOME	$22,545	$41,554	$4,630	$-
New Accounting Policy, February 1, 2007	-	-	-	17,117
Unrealized gain on investments in
related companies	(49,456)	(38,221)	(31,541)	(13,784)

CLOSING ACCUMULATED OTHER
COMPREHENSIVE INCOME	$(26,911)	$3,333	$(26,911)	$3,333

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Nine Months Ended,
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007
		(Note 10)		(Note 10)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$164,833	$(232,414)	$(669,732)	$(473,082)
Adjustments for non-cash items:
Amortization	75	2,372	1,125	7,117
Stock-based compensation	-	-	382,800	-
Fair value of options issued for
investor relations services	3,327	-	7,848	27,863

	168,235	(230,042)	(277,959)	(438,102)

Net change in non-cash working
capital (Note 10)	(58,639)	(226,541)	(322,709)	(542,698)

	109,596	(456,583)	(600,668)	(980,800)

FINANCING ACTIVITIES
Receipt of share proceeds receivable	-	-	-	5,940

	-	-	-	5,940

INVESTING ACTIVITIES
Property, plant and equipment
purchases	(36,571)	(43,730)	(92,165)	(44,645)
Mineral property exploration
Expenditures	(721,816)	(443,211)	(1,781,900)	(1,682,502)

	(758,387)	(486,941)	(1,874,065)	(1,727,147)

Decrease in cash and
cash equivalents	(648,791)	(943,524)	(2,474,733)	(2,702,007)
CASH AND CASH EQUIVALENTS,
beginning of period	4,516,539	9,286,623	6,342,481	11,045,106
CASH AND CASH EQUIVALENTS,
end of period	$3,867,748	$8,343,099	$3,867,748	$8,343,099

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such instructions. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended December 31, 2007. These interim consolidated financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these interim consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine month period ended September 30, 2008 are not necessarily indicative of the results that can be expected for the year ended December 31, 2008.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

i)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern.

ii)

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital.

iii)

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. The Company expects no significant impact on the Company’s interim and annual financial statements for fiscal 2008 as a result of this standard.

iv)

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2009.

v)

CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments.

vi)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IRFS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 3 – CHANGE IN FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries which report on a calendar year basis. The effect of this change resulted in a previous fiscal period of eleven months ended December 31, 2007 for the consolidated statements of operations and comprehensive loss, deficit and accumulated other comprehensive income. Comparative figures used from the previous fiscal year will be based on quarters ending April 30, 2007, July 31, 2007, October 31, 2007 and December 31, 2007 after which time both the current reporting period and the comparative reporting period will become the same.

NOTE 4 – FINANCIAL INSTRUMENTS

(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, interest receivable, taxes recoverable, accounts payable and accrued liabilities and amounts due to related parties. The carrying amounts of these financial instruments are a reasonable estimate of their fair value because of the short term to maturity.

(b)	Credit risk

The Company cash and cash equivalents are exposed to credit risk. However, the credit risk is low as the Company invests its cash with highly rated financial institutions.

(c)	Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of business, the Company is exposed to foreign exchange fluctuations as a result of their property interests in Mexico. Consequently, the fluctuation in foreign currencies could have an impact on the Company.

(d)	Interest rate risk

The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates.

(e)	Liquidity risk

The Company ensures that there is sufficient capital to meet short-term financial obligations when they become due. The Company’s cash is invested in business accounts which are available on demand.

NOTE 5 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 6 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Acquisition costs	-	-	-	-

Exploration costs incurred
during period:
Assays	81,382	67	272	81,721
Assessment / taxes	60,199	-	-	60,199
Drilling	1,482,121	-	-	1,482,121
Geological	156,022	387	1,450	157,859

Balance, September 30, 2008	$14,268,861	$608,121	$1,723	$14,878,705

NOTE 7 - INVESTMENTS IN RELATED COMPANIES

Investments in related parties include the following marketable securities as at September 30, 2008:

			Accumulated
			Unrealized
	Number of		Gains
	Shares	Cost	(losses)	Fair Value

Available-for-sale shares:
Bralorne Gold Mines Ltd.	179,149	$205,848	$(41,031)	$164,817
Levon Resources Ltd.	141,200	4,236	14,120	18,356
Oniva International Services
Corporation		1	-	1
		$210,085	$(26,911)	$183,174

During the nine months ended September 30, 2008, the Company recognized a $31,541 unrealized loss on investments in related parties designated as available-for-sale in other comprehensive income, representing the change in fair value during the fiscal period.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 8 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value Issued:

	Number of	Share Capital	Contributed
	Shares	Amount	Surplus
Balance, January 31, 2007	20,584,727	$33,112,072	$7,259,879

Stock options granted for investor relations			27,863

Balance, December 31, 2007	20,584,727	$33,112,072	$7,287,742

Stock-based compensation (Note 8(c))			382,800
Stock options granted for investor relations
(Note 8(c))			7,848

Balance, September 30, 2008	20,584,727	$33,112,072	$7,678,390

(b)	Warrants

During the nine months ended September 30, 2008, there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009.

Details of share purchase warrants outstanding as of September 30, 2008 are:

		Warrants
Expiry Date	Exercise Price	Outstanding

March 20, 2009 (new expiry date)	$2.50	2,498,750

(c)	Stock options

Details of stock options outstanding as of September 30, 2008 are:

		Stock Options
Expiry Date	Exercise Price	Outstanding
October 21, 2008	$1.20	41,800
April 5, 2010	$1.35	262,000
September 26, 2010	$1.35	52,500
March 15, 2011	$2.72	120,000
April 26, 2011	$3.99	975,000
February 26, 2013	$1.65	590,000
		2,041,300

During the nine months ended September 30, 2008, there were 10,000 stock options cancelled and no stock options exercised or expired.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 8 - SHARE CAPITAL (continued)

(c)	Stock options (continued)

During the period, the Company granted stock options to various officers, directors, consultants and employees of the Company to purchase up to a total of 600,000 common shares at an exercise price of $1.65 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before February 26, 2013. The Company recorded stock-based compensation expense in the amount of $382,800 (2007 - $Nil) and $7,848 (2007 - $27,863l) was recorded to shareholder and investor relations.

The fair value of each option granted has been estimated as of the date of the grant using the Black- Scholes option pricing model with the following assumptions: risk-free interest rate of 3.32%, dividend yield of 0.0%, volatility of 60.74% and expected life from date of grant of three years.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

NOTE 9 - RELATED PARTY TRANSACTIONS AND BALANCES

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	During the nine month period ended September 30, 2008, the company paid, or made provision for the future payment of the following amounts to related parties:

i)

$148,140 (2007 - $121,396) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

	ii)	$72,000 (2007 - $72,000) to a private company controlled by a Director for management fees;

	iii)	$22,500 (2007 - $22,500) to a private company controlled by a director of a related company for consulting fees;

	iv)	$30,000 (2007 - $32,100) to a private company controlled by a director of a related company for geological consulting services;

	v)	$Nil (2007 - $39,104) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

	vi)	$Nil (2007 - $65,577) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

	vii)	$11,250 (2007 - $11,250) to Directors for Directors fees.

(b)

The amounts due to related parties consist of $148,985 (December 31, 2007 - $147,424) due to Oniva; $11,250 (December 31, 2007 - $18,250) due to Directors for Directors fees; $1,507 (December, 2007 - $3,707) due to a Director of a related public company for expense reimbursements; and $nil (December 31, 2007 - $2,684) due to a private company controlled by a director of a related company for geological services. The amounts due to related parties are non- interest bearing, unsecured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 10 - SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended,		Nine Months Ended,
	September 30,	October 31,	September 30,	October 31,
	2008	2007	2008	2007

Net change in non-cash Working capital items:
Interest receivable	$(15,574)	$(9,255)	$(52,881)	$(17,466)
Taxes recoverable	(46,025)	(75,961)	(220,208)	(257,271)
Prepaid expenses	28,204	(82,425)	10,614	(75,154)
Due from related parties	-	5,569	-	65,770
Accounts payable and
accrued liabilities	(30,873)	(94,761)	(48,888)	(303,658)
Due to related parties	5,629	30,292	(11,346)	45,081

	$(58,639)	$(226,541)	$(322,709)	$(542,698)

NOTE 11 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in Note 6.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

To earn a 75% interest in the Eagle Property, Mega Silver must:

  Incur Exploration Costs totalling $7.1 million over five years
  Make total cash payments of $400,000 over five years to Avino.
  Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

  Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

NOTE 13 – COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2008.